SMIC Appoints Mr. Chris Chi as Senior Vice President of Operations

Shanghai, China– January 22, 2007 –Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) today announced the appointment of semiconductor veteran Chris Chi as Senior Vice President of Operations. In this position, Mr. Chi will focus on customer relationships and strategic planning. He reports directly to Mr. Marco Mora, Chief Operating Officer of SMIC.

“We are very excited to welcome Mr. Chi to join SMIC. He has over 28 years of experience in the semiconductor industry, and we believe with his qualifications and expertise, he will be able to contribute extensively to the continued success of SMIC and strengthen our leading position in Mainland China,” said Mr. Mora.

Throughout his career, Mr. Chi has demonstrated distinctive semiconductor leadership in terms of operations management, planning, facilities management, and marketing and sales. Prior to joining SMIC, Mr. Chi was the President and COO of TPO Corporation, Vice President of External Manufacturing with Freescale Semiconductor, President of UMC Europe, President of UMCi Ltd, and Senior Vice President of Operations for UMC and Chartered Semiconductor.

“I am very excited to have the opportunity to join SMIC at a time when leading semiconductor players continue to enlarge their footprints in a rapidly growing China,” said Mr. Chi.  “With its new technology license and extensive manufacturing capacity, SMIC is well positioned to enter another phase of growth.  And I am honored to play a part in it.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200 mm wafer fabs in its Shanghai mega-fab, two 300 mm wafer fabs in its Beijing mega-fab, a 200 mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200 mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300 mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.  For more information, please visit www.smics.com

Press Contact:
SMIC
Reiko Chang
Corporate Relations
TEL: +86 21 5080 2000 ext 10544
Email: Reiko_Chang@smics.com